901 W. Walnut Hill Lane

Irving, Texas 75038

October 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Alexandra Barone

Re:	RumbleOn, Inc.
Registration Statement on Form S-3
File No. 333-260151

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, RumbleOn, Inc. hereby requests that its Registration Statement on Form S-3 (File No. 333-260151) filed with the Securities and Exchange Commission (the “Commission”) on October 8, 2021 be declared effective by the Commission at or after 4:00 p.m. Eastern Time on Friday, October 15, 2021, or as soon thereafter as practical.

Once the Registration Statement is declared effective, please orally confirm that event with our counsel, Akerman LLP by calling Christina Russo at (305) 982-5531.

Very truly yours,

RUMBLEON, INC.

By:	/s/ Michael Francis
Michael Francis
General Counsel

cc: Christina C. Russo, Akerman LLP